Filed Pursuant to Rule 424(b)(3)

File Number 333-166488

Prospectus Supplement No. 4

(To Prospectus dated June 27, 2011,

Prospectus Supplement No. 2 dated April 23, 2013

and Prospectus Supplement No. 3 dated April 24, 2013 )

ADCARE HEALTH SYSTEMS, INC.

This prospectus supplement No. 4 (this “Prospectus Supplement”) supplements and amends the prospectus dated June 27, 2011, as supplemented and amended by prospectus supplement No. 2 dated April 23, 2013 and prospectus supplement No. 3 dated April 23, 2013 (as so amended and supplemented and as further amended, the “Prospectus”), relating to the resale of shares of common stock, no par value per share (the “Common Stock”), of AdCare Health Systems, Inc. (“AdCare”) by the selling shareholders identified in the Prospectus.  AdCare is not selling any shares of the Common Stock under the Prospectus and will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders.  The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the shares of Common Stock.  AdCare will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock.

This Prospectus Supplement supplements and amends the Prospectus to provide, among other things, the additional information set forth in this Prospectus Supplement under the section titled “Risk Factors.”  This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

The Common Stock is listed on the NYSE MKT LLC under the symbol “ADK.”  The last reported sale price of the Common Stock as reported on the NYSE MKT on April 24, 2013 was $5.70.

See the section of this Prospectus Supplement and the Prospectus titled “Risk Factors” for certain factors relating to an investment in the Common Stock offered hereby.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Common Stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2013.

RISK FACTORS

An investment in the Common Stock involves a high degree of risk and could result in a complete loss of your entire investment.  Before deciding whether to invest in the Common Stock, you should carefully consider the risk factor described below, the discussion of risk contained in AdCare’s Annual Report on Form 10-K for the year ended December 31, 2011, which has been incorporated by reference into the Prospectus, and the other risks described in the section of the Prospectus titled “Risk Factors.” If any of the foregoing risks actually materializes, AdCare’s business, financial condition, results of operations and prospects could be materially adversely affected. As a result, the value of the Common Stock could decline and you could lose part or all of your investment. The foregoing risks are not the only ones AdCare faces.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect AdCare’s business, financial condition, results of operations and prospects.

No assurance is made that Brogdon Family, LLC will commence a tender offer for the Common Stock or that, if commenced, such tender offer will be completed on terms acceptable to AdCare’s shareholders or at all.

On April 17, 2013, Brogdon Family, LLC (“Brogdon Family”), an affiliate of Christopher Brogdon, AdCare’s Vice Chairman and beneficial owner of greater than 10% of the Common Stock, informed the AdCare Board of Directors of Brogdon Family’s interest in commencing an unsolicited tender offer to acquire, at a price of $8.00 per share, such number of shares of Common Stock that would result in Mr. Brogdon beneficially owning at least 55%, but no more than 75%, of the outstanding shares of Common Stock (the “Tender Offer”). Brogdon Family also informed the AdCare Board of Directors, or otherwise disclosed, that the Tender Offer will be subject to certain conditions, including, but not limited to: (i) the valid tender of shares of Common Stock totaling at least 55% of the issued and outstanding Common Stock when added to the shares of Common Stock held by Brogdon Family and its affiliates; (ii) the absence of litigation regarding the Tender Offer; (iii) the absence of any governmental order being entered enjoining the Tender Offer (and that such order is not anticipated being entered); (iv) the receipt of any required governmental approvals; and (v) Brogdon Family obtaining  appropriate financing.

AdCare does not control if or when Brogdon Family commences the Tender Offer or, if commenced, the ultimate terms of the Tender Offer, including the price offered for the Common Stock. No assurance is made that Brogdon Family will commence the Tender Offer or that, if commenced, it will be completed on terms acceptable to AdCare’s shareholders or at all.

If and when the Tender Offer is commenced, then, consistent with its fiduciary duties and as required by applicable law, the AdCare Board of Directors, in consultation with AdCare’s independent financial and legal advisors (a) will review the Tender Offer to determine the course of action that it believes is in the best interests of AdCare and its stockholders and (b) will advise stockholders of its formal position regarding the Tender Offer within ten business days after its commencement by making available to AdCare’s shareholders and filing with the Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9.

If the Tender Offer is commenced, then AdCare will file a solicitation/recommendation statement with the SEC.  INVESTORS AND ALL ADCARE SECURITY HOLDERS ARE URGED TO READ SUCH STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY ADCARE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov.